February 5, 2020

Lloyd Carney
Chief Executive Officer
ChaSerg Technology Acquisition Corp.
7660 Fay Avenue, Suite H, Unit 339
La Jolla, CA 92037

       Re: ChaSerg Technology Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 27, 2019
           File No. 001-38685

Dear Mr. Carney:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Brian Paulson